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                                                      SUPPLEMENTAL LETTER NO. 2

                                                               DECEMBER 3, 1998

To the Holders of Common Stock (including scrip) and Preferred Stock of PMC International, Inc.

  Pursuant to the Offer to Purchase dated November 9, 1998 (the "Offer to Purchase"), the Letter of Transmittal, dated November 9, 1998 (the "Letter of Transmittal"), and the supplemental letter dated November 23, 1998 ("Supplemental Letter #1"), ZACQ Corp., a Colorado corporation (the "Offeror") and a wholly-owned subsidiary of The Ziegler Companies, Inc., a Wisconsin corporation (the "Parent"), has offered to purchase all outstanding shares (including scrip) of Common Stock, par value $.01 per share (the "Common Shares") and all outstanding shares of Preferred Stock, no par value per share (the "Preferred Shares") (collectively, the Common Shares and the Preferred Shares are referred to as the "Shares"), of PMC International, Inc., a Colorado corporation, (the "Company"), at a purchase price of $0.60 per Common Share, net to the seller in cash, without interest thereon, and $2.50 per Preferred Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal. Shareholders of the Company should carefully consider the following additional information contained in this supplemental letter in deciding whether to tender their Shares. This Supplemental Letter #2 (as it may be supplemented or amended) together with the Offer to Purchase, the Letter of Transmittal and Supplemental Letter #1 constitute the "Offer."

         CONVERSION OF $500,000 NOTE AND EXERCISE OF PREFERRED OPTION

  As described on Page 2 of the Offer to Purchase, the Company borrowed $500,000 from the Parent, pursuant to a Convertible Promissory Note, dated October 15, 1998 (the "First Note"), and the Company granted to the Parent the right to convert, at the Parent's option, the outstanding principal balance of the First Note at the time of conversion or such lesser amount as selected by the Parent, in whole or in part, into Preferred Shares at a conversion price of $2.50 per Preferred Share (the "Preferred Conversion Rights"). Additionally, as also described on page 2 of the Offer to Purchase, the Company granted to the Parent an option, pursuant to a Stock Option Agreement dated October 15, 1998 (the "First Stock Option Agreement"), to purchase 111,818 Preferred Shares (the "Preferred Option") at a price per Preferred Share of $2.50.

  Effective December 4, 1998, the Parent exercised (i) the Preferred Conversion Rights, in whole, by converting the entire $500,000 outstanding principal balance of the First Note into 200,000 Preferred Shares and (ii) the Preferred Option by purchasing 111,818 Preferred Shares from the Company at an aggregate purchase price of $279,545 (or $2.50 per Preferred Share). Pursuant to such exercises, the Parent beneficially owns 311,818 Preferred Shares, or approximately 69.3% of the issued and outstanding Preferred Shares after such exercises. As described on page 1 of the Offer to Purchase, the portion of the Minimum Condition (as defined in the Offer to Purchase) relating to the Preferred Shares has been satisfied. The Parent now has sufficient voting power to approve the merger of the Company on behalf of the class of holders of Preferred Shares without the affirmative vote of any other holder of Preferred Shares.

  Shareholders of the Company should refer to the Offer to Purchase for a discussion of the terms and conditions of the Offer, which terms and conditions have not been changed or amended by this Supplemental Letter #2.

  The Offer and withdrawal rights will expire at 5:00 p.m. Eastern Time, on Thursday, December 10, 1998, unless extended. Any shareholder desiring to tender Shares (including scrip) must tender such Shares pursuant to the procedures set forth in Section 3 of the Offer to Purchase.

                                          ZACQ Corp.
                                          The Ziegler Companies, Inc.
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                       THE DEPOSITARY FOR THE OFFER IS:

           FIRSTAR BANK MILWAUKEE, N.A., F/K/A FIRSTAR TRUST COMPANY

         By Mail:                  By Hand:            By Overnight Courier:

                         FIRSTAR BANK MILWAUKEE, N.A.

 Corporate Trust Services  Corporate Trust Services   Corporate Trust Services
  Box 2077 Milwaukee, WI   1555 North River Center    1555 North River Center
          53201                Drive Suite 301            Drive Suite 301
                             Milwaukee, WI 53212        Milwaukee, WI 53212

                                      or

                     c/o IBJ Schroder Bank & Trust Company
                                  Subcellar 1
                               One State Street
                           New York, New York 10004

              Facsimile for Eligible Institutions: (414) 905-5049

                      To confirm fax only: (414) 287-3905

  Any questions or requests for assistance or additional copies of the Offer to Purchase and the Letter of Transmittal and Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone numbers and location listed below. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                                   GEORGESON
                                & COMPANY INC.

                               ----------------

                               Wall Street Plaza
                           New York, New York 10005

                       Bankers and Brokers call collect:
                                (212) 440-9800

                          All Others Call Toll-Free:
                                1-800-223-2064

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